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[NEWPARK RESOURCES, INC. LETTERHEAD APPEARS HERE]


        NEWPARK RESOURCES ANNOUNCES PRIVATE DEBT OFFERING

METAIRIE, LA, November 20, 1997...Newpark Resources, Inc. (NYSE: NR) today announced that it intends to make a private offering of $125 million of Senior Subordinated Notes due 2007 to qualified institutional buyers and non-U.S. persons.

Proceeds from the offering will be used to repay all of the Company's outstanding bank indebtedness, to fund capital expenditures, and for general corporate purposes, including working capital.

The Senior Subordinated Notes to be issued by Newpark Resources, Inc. have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements.

Newpark Resources, Inc. provides integrated fluids management, environmental and oilfield services to the oil and gas exploration and production industry.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Senior Subordinated Notes referenced above in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


For further information contact:

        Company                                 New York
        -------                                 --------

Matthes W. Hardey                               Ron Hengen
Vice President of Finance                       R.F. Hengen, Inc.
Newpark Resources, Inc.                         253 Southgate Road
3850 N. Causeway, Suite 1770                    Murray Hill, New Jersey 07974
Metairie, Louisiana  70002                      (908) 508-9000
(504) 838-8222